Leonard W. Burningham

Lawyer

Hermes Building - Suite 205

455 East Fifth South

Salt Lake City, Utah 84111-3323

Of Counsel

Telephone (801) 363-7411

Branden T. Burningham, Esq.

Fax (801)355-7126

Bradley C. Burningham, Esq.

          email lwb@burninglaw.com

August 10, 2009

Securities and Exchange Commission

Washington, D.C. 20549-7010

Attn:  Jill S. Davis, Branch Chief

Via Facsimile: 202-772-9368 or 202-772-9369

Re:

Bullion Monarch Mining, Inc.

Form 10-KSB/A for Fiscal Year Ended April 30, 2007

Filed September 20, 2007

Form 10-KSB for Fiscal Year Ended April 30, 2008

Filed August 12, 2008

Form 10-QSB for Fiscal Quarter Ended January 31, 2009

Filed March 12, 2009

Response Letter Dated July 13, 2009

File No. 1-03896

Dear Ms. Davis:

RESPONSE:

We provide this letter in response to your correspondence dated July 24, 2009.  For your convenience, our responses to your specific inquiries appear below the text of your inquiries, which have been reproduced in italicized typeface.  In addition, attached as Appendix “A” is a Revised Memorandum Regarding Accounting Treatment (the “Revised Memorandum”), which is responsive to many of your inquiries.

Throughout this response, Bullion Monarch Mining, Inc. is sometimes referred to as the Company. However, because the Company was reorganized on March 31, 2005, the Company, as it existed prior to this date, may be referred to as “Old Bullion.”  In addition, the Company, after March 31, 2005, may be referred to as “New Bullion.”

Your July 24 th inquiries along with our responses are as follows:

Please clarify if the adjustments you describe in your response have previously occurred or are expected to be made at a near term date.  We note for instance that your response states, the “accumulated deficit will be taken to zero.”

The adjustments outlined in the Revised Memorandum have not been made (except where indicated otherwise in the Revised Memorandum). The Company anticipates it will record these adjustments as of April 1, 2005 (the first day after the reorganization was approved by the court), or preferably, if allowed by the SEC staff, May 1, 2005 (the first day of New Bullion’s fiscal year), once the proposed accounting has been discussed with you and your staff.  The Revised Memorandum assumes the adjustments will be made as of April 1, 2005, but management requests that May 1, 2005, be allowed when the actual transactions are reflected in the accounting records.

Please provide us with a roll-forward of the Company’s equity account balance both prior and subsequent to the reorganization event.

Please see the Revised Memorandum.  A chart has been included in the Revised Memorandum showing the roll-forward of the equity accounts.  New Bullion exited the reorganization process on March 31, 2005, which is the date the Court signed the final order approving the plan of reorganization (s ee paragraph 12 of the 5/31/2005 of the Order and Judgment on page 8 thereof [the “Order”]).  For convenience purposes, the Revised Memorandum has been prepared as if Old Bullion was terminated on March 31, 2005, and New Bullion began its operations on April 1, 2005.  This approach seems to be consistent with the Court’s final Order and yet does not require the Company to book overlapping entries for March 31, 2005.

In conjunction with the roll-forward requested above, provide an explanation of the accounting for the equity accounts of old Bullion and the accounts of new Bullion at the time of the reorganization.

Please see the conclusion section of the Revised Memorandum.

Tell us how you determined the value of the shares of new Bullion and identify the accounting guidance followed in support of your conclusion.

We have discussed this issue with Mr. Stertzel.  Our proposed adjustments, based on a quasi-reorganization analysis, are set forth in the Revised Memorandum.   We expect we will have more discussion on this matter after we submit this response and based on conversations with Mr. Stertzel.

We note in your response that certain debts were exchanged for common stock of New Bullion and that you followed the guidance in SFAS 15.  Please clarify how you determined the fair value of the equity securities issued to settle these debts.

The Company’s management did not have a ready source to determine the value of the shares that were used to settle outstanding debts owed to certain officers of old Bullion.  Book value for the shares, immediately prior to settling the debt, was approximately $0.03 per share.  This number was not realistic, though, in light of the fact that previous trading activity showed that most trades occurred at a value of approximately $0.01 for an entire block of shares (essentially, such trades were made to fix tax losses and they assumed the shares had no value).  Management applied a discount of approximately 80% to the book value to arrive at a value of $0.006 per

share.    Please see the last paragraph in the “Conclusion” section of the Revised Memorandum for more information.

Please also clarify if these shares issued in satisfaction of debts resulted in a gain in accordance with paragraph 15 of SFAS 15.  Otherwise, please explain why this exchange of debt for equity represents a troubled debt restructuring.  Please refer to paragraph 7 of SFAS 15.

No, the shares issued during March 2005 directly in satisfaction of the debts owed to officers of Old Bullion did not result in a gain.  However, certain debts owed to officers of Old Bullion were forgiven, which forgiveness of debt resulted in income that was booked by Old Bullion during March 2005.

Explain how you have accounted for the shares of new Bullion that have not been issued pending the location of the old Bullion shareholders.

New Bullion has treated all shareholders of Old Bullion as if they were shareholders of New Bullion, with full voting rights. If a shareholder of Old Bullion fails to make actual contact with New Bullion before the five-year period expires (as provided for in the 5/31/2005 Order), such shareholder will be removed from New Bullion’s records. The Company’s financial statements have been prepared in accordance with the foregoing explanation and a footnote to the financial statements has been added that reflects the number of shares subject to cancellation at April 30, 2008, and 2009, in the 10-K Annual Report for the fiscal year ended April 30, 2009, which the Company filed with the SEC on August 14, 2009, as though it were still a “Section 12g-3 successor issuer” to Old Bullion.  This information is also further discussed in the forepart of the 10-K under the heading “General Corporate History of Old Bullion and New Bullion,” under the heading “Business Development,” Part I, Item 1, along with a short discussion of the procedures the Company and its transfer agent have undertaken and continue to undertake to find lost shareholders.

Please explain why you have or will reduce the accumulated deficit as an offset to additional paid in capital if you do not believe the company qualifies for quasi-reorganization accounting.  Please refer to FRR 210 and the Interpretive Response to Question 1 of SAB Topic 5:S.

Please see the Revised Memorandum.  Specifically, paragraphs one, two and four under the “Conclusion” section are responsive to this inquiry.

Please explain why you believe the reorganization would result in an increase in net assets under a quasi-reorganization analysis.  We note elsewhere in your response that states “New Bullion should retain the asset and liabilities on the balance sheet at historical cost.”

Please see our previous response.

Please clarify how the deferred tax asset relating to NOL’s of loss periods prior to the reorganization has been recognized.  Clarify if this amount has been recognized as an addition to contributed capital.

Please see the last paragraph in the “Background” section of the Revised Memorandum, which answers this inquiry.

PLANNED ACTION BY NEW BULLION

Subject to your review, assent and satisfaction with the Company’s response to your inquiries and a telephone conference call with you in which we would like to discuss the foregoing response and the Revised Memorandum, the Company plans on filing an 8-K Current Report and disseminating a Press Release that will be filed as an Exhibit to such 8-K Current Report, indicating the resolution and description of the accounting matters outlined in the Revised Memorandum, including that, in order: (i) New Bullion has been deemed by the SEC not to be a “Section 12g-3 successor issuer” of Old Bullion and the reasons therefor; (ii) New Bullion will promptly file a Form 10 Registration Statement with the SEC that will include the described adjustments to its consolidated financial statements outlined in the Revised Memorandum, with a description of those adjustments and their effects on its and Old Bullion’s consolidated financial statements; (iii) the Company will continue to file all reports for Old Bullion during the SEC review process of its Form 10 Registration Statement and until all SEC comments thereon have been fully answered and satisfied and it has been advised by the SEC that the SEC has no further comments on the Form 10 Registration Statement; (iv) New Bullion will request a broker dealer to file a Form 211 for quotations of its common stock with the Financial Industry Regulatory Authority, Inc. (“FINRA”) directly after the filing of its Form 10 Registration Statement, with the plan to have New Bullion’s common stock cleared for trading on the OTCBB, subject only to advice from the SEC that all comments on New Bullion’s Form 10 Registration Statement have been fully satisfied; (v) the Company will file a Form 15 for Old Bullion on the date the SEC advises New Bullion that all comments on New Bullion Form 10 Registration Statement have been satisfied, regardless of whether FINRA has then allowed the broker dealer requested by New Bullion to file the Form 211 to provide quotations for its common stock on the OTCBB, as no assurance can be given that FINRA will in fact allow such quotations, though New Bullion believes that FINRA will; (vi) New Bullion will, to the extent required by FINRA or any other regulatory agencies, obtain a new Cusip Number and trading symbol different from Old Bullion and will change its name by adding “Co.” or some other minor change that will distinguish it from Old Bullion; and (vii) New Bullion will file an 8-K Current Report with a Press Release with final advice regarding the foregoing.  FINRA, through Ken Worm, Associate Director, Market Regulation, has advised me in a telephone conversation that he would have no issue with the foregoing, subject to the assent of the SEC, so that there would be no break in the public trading of the shares of New Bullion, at least along the lines of coordinating the satisfaction of all SEC comments on New Bullion’s Form 10 with the filing of the Old Bullion Form 15, and of course, subject to FINRA’s approving the quotation of New Bullion’s common stock for trading on the OTCBB following its review of the Form 211 planned to be submitted.  I have attached the cover letter I forwarded to Mr. Worm on or about July 21, 2009 (Appendix “B”), without Exhibits, so you can see what was discussed with him; and his telephone number is 240-386-5121; and I have briefly discussed this issue with Norman Gholson, Esq.

Based upon the foregoing, the information provided to the SEC throughout its review process of the Company’s 10-KSB Annual Report for the fiscal year ended April 30, 2007, specifically including the letter of the undersigned dated May 4, 2009, and the information filed by Old Bullion with the SEC for the past three years, all of which was reviewed by FINRA when a broker submitted the Form 211 to FINRA in late 2007, it would be unconscionable to have a break in the trading of the common stock of New Bullion and would be detrimental to the Company and its shareholders, especially those who have purchased shares in the open market.

Thank you.

Yours very sincerely,

/s/Leonard W. Burningham, Esq.

cc.

Norman Gholson, Esq.

Kevin Stertzel

APPENDIX “A”

REVISED MEMORANDUM REGARDING ACCOUNTING TREATMENT

The following Memorandum Regarding Accounting Treatment has been prepared by the Bullion Monarch Mining, Inc.’s accountants and attorneys regarding the accounting questions posed by the Securities and Exchange Commission in its comment letters commencing June 5, 2008, and related telephone conversations, respecting its review of the reports of the Company listed above.

Throughout Revised Memorandum Regarding Accounting Treatment, Bullion Monarch Mining, Inc., is sometimes referred to as the Company.  However, because the Company was reorganized on March 31, 2005, the Company, as it existed prior to this date, may be referred to as “Old Bullion.”  In addition, the Company, after March 31, 2005, may be referred to as “New Bullion.”

Memorandum Regarding Accounting Treatment

Introduction and Question

The purpose of this memorandum is to discuss the basis for reporting the assets and liabilities of New Bullion as it emerged from a reorganization process in connection with the administrative dissolution of Old Bullion.  This memo will assume that New Bullion emerged from the reorganization process on April 1, 2005, which is the first day after the Utah court approved the plan of reorganization.

Specifically, the memo answers the question:  Should New Bullion record the assets and liabilities received from Old Bullion at fair value or at cost?

Background:

Bullion Monarch Mining, Inc. (referred to herein as “Old Bullion”) was incorporated in the State of Utah on May 13, 1948, under the name of “Bullion Monarch Mining Company.”  In 1999, Old Bullion was administratively dissolved by the State of Utah for failing to file its annual reports with the Utah Department of Commerce.  It subsequently organized “Bullion Monarch Mining, Inc.,” a Utah corporation (referred to herein as “New Bullion”), and effected a court approved reorganization whereby each shareholder of Old Bullion exchanged rights in Old Bullion for a like number of shares in New Bullion that each such shareholder previously owned in Old Bullion.  The reorganization process was completed on March 31, 2005, and, following the reorganization process, a fairness hearing (the “Fairness Hearing”) was conducted by the Utah Division of Securities on September 26, 2006.

Old Bullion is an SEC registrant (i.e. no formal process to end the registrant status has been completed).   New Bullion has filed 1934 Act reports since the year ended April 30, 2004 (i.e. 10KSB, 10QSB, 8K) but has never filed registration documents to become a registrant.  New Bullion retained the same ownership as Old Bullion.  New Bullion received all the assets and liabilities of Old Bullion (although, certain debts incurred prior to July 31, 2004, were exchanged for common stock of New Bullion before April 1, 2005).

Below is a balance sheet for Old Bullion and New Bullion immediately before and after emerging from the reorganization process on April 1, 2005, but before the proposed quasi-reorganization adjustments:

Old Bullion

New Bullion

March 31, 2005

April 1, 2005

ASSETS

Current Assets

Cash and Cash Equivalents

$     18,001

$      18,001

Royalty Receivable

   1,364,555

    1,364,555

  Total Current Assets

  1,382,556

   1,382,556

Deferred Taxes

     214,500

      214,500

Mining Properties

     293,502

      293,502

Investments

        28,000

         28,000

Total Assets

$ 1,918,558

$ 1,918,558

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current Liabilities

Accounts Payable

$     27,436

$      27,436

Accrual Expenses

       53,500

        53,500

Shareholder Loans

       28,567

        28,567

Accrued Officer Compensation

      261,250

      261,250

Total Current Liabilities

     370,753

      370,753

Stockholders’ Equity

Common Stock

  4,352,195

        40,229

Additional Paid-in Capital

         -                           4,311,966

Accumulated Deficit

(2,798,883)

(2,798,883)

Treasury Stock

       (5,507)

        (5,507)

Total Stockholders’ Equity

    1,547,805

    1,547,805

Total Liabilities and Equity

$ 1,918,558

$ 1,918,558

Common Shares Authorized

100,000,000

100,000,000

Common Shares Issued

40,228,510

40,228,510

Common Shares Outstanding

40,221,010

40,221,010

Another background item of note is that deferred tax assets related to NOLs incurred before  April 1, 2005, have been recorded, net of a valuation allowance, in the above balance sheets of Old Bullion and New Bullion.  A valuation allowance on a portion of the NOL was recorded because the “more likely than not” recognition criteria was not met.  In other words, sufficient evidence could not be obtained at April 1, 2005, to support that New Bullion could generate sufficient taxable income to utilize all of the NOLs before they expired.  In addition, because the above balance sheets do not reflect the effects of the quasi-reorganization, no deferred tax assets relating to NOLs have been recognized by New Bullion as an adjustment to contributed capital.

Discussion:

Based on the accounting literature, New/Old Bullion considered three options to account for New Bullion after it emerged from the reorganization process on April 1, 2005, described above.

These options are:

•

SOP 90-7 provides for “fresh start” accounting in certain circumstances, which is the restatement of assets and liabilities to fair value upon an exit from bankruptcy.

•

ARB 43 allows “quasi-reorganization” accounting, which is the restatement of the carrying values listed on the balance sheet to fair value and/or an adjustment of accumulated deficit to zero with the offset to additional paid-in capital.

•

SOP 90-7 also provides that if there is no exchange of resources or obligations during reorganization, the assets and liabilities should be retained on the balance sheets at historical cost.

Of note, two limitations restrict the use of fresh start accounting in the case of New Bullion.  These limitations provide that in order to use fresh start accounting the following must apply:

•

Total assets before emerging should be less than the value of the liabilities after reorganization

•

The owners prior to the reorganization must have less than 50% ownership after the reorganization

Conclusion:

The transition of Old Bullion to New Bullion can be compared to an entity entering/exiting bankruptcy and/or effecting a quasi-reorganization.  However, because New Bullion does not meet the criteria as explained in SOP 90-7 (i.e. 50% ownership rule mentioned above), New Bullion does not qualify to use the fresh start method of accounting for the reorganization.

Although the Old Bullion to New Bullion reorganization fact pattern does not seem to perfectly fit the situations contemplated by the quasi-reorganization guidance, management believes quasi-reorganization accounting is the most appropriate approach to account for this reorganization.

Quasi-reorganization accounting allows for the following:

1.

Adjusting assets and liabilities to their fair values, with the net adjustment charged or credited to retained earnings; and then

2.

Elimination of the accumulated deficit in retained earnings by reclassifying amounts to other equity accounts, resulting in a zero balance in beginning retained earnings.

In connection with the application of quasi-reorganization accounting to New Bullion, all of the assets and liabilities transferred from Old Bullion to New Bullion are already recorded at fair value except for the mining properties.  The fair value of the mining properties is greater than historical cost at April 1, 2005. However, SAB Topic 5, Section S restricts the use of quasi-reorganization accounting in that a net increase in net assets is not allowed.  Therefore, the quasi-reorganization rules cannot be used as justification to record the mining properties transferred from Old Bullion to New Bullion at fair value.  As a result, New Bullion should retain the mining properties on the balance sheet at the historical cost of Old Bullion.  In addition, the beginning balance in New Bullion’s accumulated deficit at April 1, 2005, should be taken to zero as an offset against additional paid-capital, as allowed under the quasi-reorganization rules.

In addition to the above quasi-reorganization guidance, FAS 109 paragraph 39 outlines that the tax benefits of deductible temporary differences and carryforwards as of the date of a quasi reorganization ordinarily are reported as a direct addition to contributed capital if the tax benefits are recognized (i.e., by reducing or eliminating a related deferred tax asset valuation allowance) in subsequent years.  In accordance with this guidance, New Bullion will eliminate the deferred tax assets (i.e. the portion in the above balance sheet that is not subject to the valuation allowance) at April 1, 2005, by increasing the valuation allowance to reserve 100 percent of the deferred tax asset.  In addition, as tax benefits are realized (i.e. in the tax returns of New Bullion) from the 100 percent reserved deferred tax assets at April 1, 2005, this realized benefit will be recorded in the financial statements of New Bullion as an adjustment to contributed capital (i.e. and, thus, will not be recorded as a reduction of income tax expense for that period).

Finally, in regards to the liabilities forgiven and liabilities exchanged for common stock prior to April 1, 2005, an estimated value of common stock was determined and common stock was issued in exchanged for an equal value of debt relief.  At the same time, certain debts were forgiven and a related gain was recorded through the income statement of Old Bullion.  Management considered the following factors in determining the fair value of the common stock issued to settle the obligations:

•

The equity value of Old Bullion, prior to the debt relief transaction, totaled $968,055 on April 1, 2005

•

The total common shares issued, prior to the debt relief transaction, total 33,477,610 on April 1, 2005

•

The resulting net book value per common share ($968,055/33,477,610) totaled $0.03 on April 1, 2005

•

An approximate 80 percent discount was applied to the net book value due, in part, to the uncertainty of collecting the royalty receivable, which is the largest asset on the balance sheet.

•

Other factors included (without limitation):

o

No active market existed for the common stock and significant uncertainty concerning the future of the organization existed.

o

The Utah court and other shareholders approved the $0.006 fair value assessment of the common stock.

o

There was no assurance that the reorganization would be approved by the court at the time that members of management agreed to compromise substantial other compensation owed to them for prior years and to accept shares for a portion of the remainder of the compensation due to them for prior years; or that if approved by the court, that the reorganization would be allowed to be submitted to shareholders at a Fairness Hearing to be conducted by the Utah Division of Securities, and if it was allowed to be the subject of such a Fairness Hearing, that the reorganization and such compensation would be approved by the shareholders.

o

The court approval of the reorganization would require members of management to compromise substantial (70%) indebtedness, with no assurance that the reorganization would ever be approved by the shareholders; and if the reorganization was not approved by the shareholders, members of management may have been precluded from recovering any such compensation that would be due them as a result of the dissolution of the Company for back compensation for services.

o

The shares were “restricted securities” under Rule 144.

o

The cost and expense of reinstating the Company by the reorganization, including expenses of legal counsel related to the reorganization and the Nevada Litigation with Newmont Mining Corporation, without the assurance that the reorganization would ever be approved.

Sources:

Financial Accounting Standards Board No. 15: Accounting by Debtors and Creditors for Troubled Debt Restructurings (FAS 15)

FASB Technical Bulletin No. 81-6: Applicability of Statement 15 to Debtors in Bankruptcy Situations (as amended) (FTB 81-6)

Statement of Position No. 90-7 : Financial Reporting by Entities in Reorganization under the Bankruptcy Code (SOP 90-7)

Financial Accounting Standards Board No. 128: Earnings per share (as amended) (FAS 128)

Accounting Principle Board Opinion No. 30: Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions (as amended) (APB 30)

Accounting Research Bulletin 43, Chapter 7A: Quasi Reorganizations (ARB 43)

Financial Accounting Standards Board No. 141 and/or 141R, Business Combinations (FAS 141/141R)

Codification of Staff Accounting Bulletins, Topic 5: Miscellaneous Accounting--quasi-reorganizations

FRR Section 210 (ASR 25): Conditions under which a quasi-reorganization can be effected

Financial Accounting Standards Board No. 109: Accounting for Income Taxes (FAS 109)

Appendix “B”

Leonard W. Burningham

Lawyer

Hermes Building - Suite 205

455 East Fifth South

Salt Lake City, Utah 84111-3323

Of Counsel

Telephone (801) 363-7411

Branden T. Burningham, Esq.

Fax (801)355-7126

Bradley C. Burningham, Esq.

          email lwb@burninglaw.com

July 21, 2009

Ken Worm, Associate Director

Market Regulation

Financial Industry Regulatory Authority, Inc.

9509 Key West Avenue

Rockville, Maryland  20850

VIA FACSIMILE:  240-386-5137 With Exhibit No. 10

VIA FEDERAL EXPRESS With Other Exhibits

Re:

Bullion Monarch Mining, Inc., a Utah corporation (the “Company’)

(OTCBB: BULM)

FINRA Matter No. 20070110009

Dear Mr. Worm:

I sincerely appreciated your time in discussing the issues I posed about the Company and my discussions with the Securities and Exchange Commission (the “SEC”) regarding the “successor issuer” issue under Rule 12g-3 of the SEC respecting the Company.  The Company, with the SEC’s cooperation, is trying to resolve this issue, with the final result being that the Company will file a Form 10 Registration Statement and will then file a Form 15 respecting its current reporting status under its purported “successor issuer.”  The Company that was submitted to FINRA was the current “Company,” reorganized from the dissolution of its predecessor. The following is an excerpt from the Company’s April 30, 2008, 10-KSB Annual Report, which has been filed with the SEC, in Item 1. Business Development, Introduction, the second full paragraph, which describes how the Company became what it is today:

“In 1999, the Company was administratively dissolved by the State of Utah for failing to file its annual reports with the Department of Commerce for the State of Utah.  It subsequently organized “Bullion Monarch Mining, Inc.,” a Utah corporation, and effected a court approved reorganization whereby each shareholder of the dissolved Bullion exchanged rights in that company for a like number of shares in the newly organized Bullion Monarch Mining, Inc. that each such shareholder previously owned in the dissolved Bullion, following a fairness hearing (the “Fairness Hearing”) conducted by the Utah Division of Securities on September 27, 2006.

The reorganization was essentially a recapitalization of the dissolved Bullion that was accounted for as a “reverse” reorganization, and the historical financial statements of the Company are those of the former operating dissolved Bullion.”

Exhibit No. 10 described below and that is attached hereto further explains how this succession was accomplished.  If you will take a few moments, you will see that we are dealing with the same company, but the SEC has, subject to a potential review by the head of the Division of Corporate Finance, determined that the Company is not technically a “successor issuer” under Rule 12g-3 promulgated by the SEC under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) because Old Bullion (the Company’s purported “successor issuer” and as referenced in Exhibits 9 and 10) had been dissolved by the State of Utah and could not be reinstated under current Utah law, despite having substantial assets.  However, in November, 2004, Old Bullion’s directors formed New Bullion (the Company and as referenced in Exhibits 9 and 10); in March, 2005, sought and received the approval of the reorganization between Old Bullion and New Bullion (the “Plan of Reorganization”) in the Third Judicial District Court in and for Salt Lake County, State of Utah (the “Court”); and, in September, 2007, received the approval of the Utah Division of Securities (the “Division”) at a Fairness Hearing conducted in accordance with the laws, rules and regulations of the State of Utah promulgated by the Division under the Utah Uniform Securities Act.  New Bullion is for all purposes the same company as Old Bullion; and on the completion of the Plan of Reorganization that was approved by the Court and the Division, the Company requested a new Cusip Number for New Bullion, based upon the Old Bullion prior Cusip Number.  Exhibits 4 through 7 are FINRA’s comment letters and the Company’s responses to the FINRA filing for quotations of its common stock referenced below.

It is anticipated that the only difference in the financial statements between Old Bullion and New Bullion, which will be reflected in the Form 10 Registration Statement that is intended to be filed by New Bullion, assuming a potential appeal to the head of the Division of Corporate Finance on the “successor issuer” issue is not resolved in the Company’s favor, will be that New Bullion’s accumulated deficit will be taken to zero as an offset against additional paid in capital.  In this respect, please see Exhibit 11, which is the Accounting Treatment Memorandum regarding the Plan of Reorganization approved by the Court and the Division and which has been recently filed with the SEC.

  What we are trying to accomplish with the SEC’s and FINRA’s consent is an unbroken public trading of the Company’s common stock on the OTCBB; and the Company and I understand that this decision is essentially one for FINRA to make; however, I believe the SEC would cooperate to the extent that it can, with any suggestions or requirements you may have that would assist the Company in accomplishing the following.

If the SEC allows the Company to wait until all SEC comments have been resolved on the Form 10 that the Company has tentatively agreed to file prior to filing a Form 15 on the purported “successor issuer” issue, which can be coordinated in a satisfactory manner with FINRA so that there will be no break in the OTCBB trading, the Company will continue to file reports for Old Bullion until all SEC comments on the Form 10 have been satisfied.  Considering that the SEC has reviewed the Company’s prior Annual Reports to date, I may also discuss with the SEC an accelerated effective date on the Form 10.  A telephone conference call with the SEC is now scheduled for next Monday at 3:00 EDT, and any opinion, advice or suggestions that you may have would be greatly appreciated.

Today, I am sending by Federal Express the following Exhibits regarding the Company that may assist you in responding to my questions, 1 through 9 of which should be in the files of FINRA:

1.

Submission Letter from the undersigned to ACAP Financial, Inc. (“ACAP”) dated September 25, 2007, the broker that submitted the Company for quotations of its common stock to FINRA.

2.

Letter from Mark N. Schneider to the Company dated October 10, 2007, which provided ACAP with an independent review of the Company’s information.

3.

Supplemental Letter from the undersigned to ACAP dated October 8, 2007, based upon a comment from Mr. Schneider.

4.

Comment Letter from FINRA to ACAP dated October 30, 2007.

5.

Letter from the undersigned to ACAP and FINRA in response to the letter of FINRA dated October 30, 2007.

6.

Comment Letter from FINRA to ACAP dated November 27, 2007.

7.

Letter from the undersigned to ACAP and FINRA in response to the letter of FINRA dated November 27, 2007 (this letter erroneously refers to the letter of FINRA dated October 30, 2007).

8.

Final letter from FINRA dated December 17, 2007.

9.

Letter from the SEC dated April 24, 2009, regarding the “successor issuer” issue.

10.

Letter from the undersigned to the SEC dated May 4, 2009.

11.

Accounting Treatment Memorandum recently filed with the SEC.

I am faxing this letter and will Federal Express the original of this letter together with Exhibits 1 through 11 (without exhibits attached to those letters as you will have them in your FINRA files on the Company) so that you will receive them overnight.

Thank you very much.

Yours very sincerely,

/s/Leonard W. Burningham

Leonard W. Burningham

LWB/st

Enclosures

cc:

Bullion Monarch Mining, Inc.